EX-99.77C - Safeco Managed Bond Trust

A special meeting of the shareholders of the Safeco Intermediate-Term Bond Fund (the "Fund"), a series Fund of the Safeco Managed Bond Trust, was held on December 8, 2004. By a vote of 969,446 to 15,125, the shareholders of the Fund approved a plan of reorganization whereby shareholders of the Fund agreed to merge into the Pioneer Bond Fund by exchanging their shares for shares of the Pioneer Bond Fund. By a vote of 971,141 to 15,125, the shareholders of the Fund also approved the interim advisory agreement between Pioneer Investment Management, Inc. and the Fund.